BD 9/5 *


SEC MAIL PROCESSING
RECEIVED
AUG 2 9 2007
WASH, D.C.
186
SECTION



SECURI[illegible] [illegible]ON

07007946

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 15266

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/06 (MM/DD/YY) AND ENDING 06/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Planned Investment Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9339 Priority Way West Drive, Suite 250
(No. and Street)

Indianapolis	IN	46240
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George Donald Steel (317) 575-8804
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue,	Blue Island,	Illinois	60406
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 0 6 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, G. Donald Steel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Planned Investment Co., Inc., as of June 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE


LISA LOUISE LAURIA
NOTARY PUBLIC
SEAL
STATE OF INDIANA
My Commission Expires May 7, 2011

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
AUG 2 9 2007
WASH. D.C.
186
SECTION

PLANNED INVESTMENT CO., INC.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

JUNE 30, 2007

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Planned Investment Co., Inc.

We have audited the accompanying statement of financial condition of Planned Investment Co., Inc. as of June 30, 2007 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Planned Investment Co., Inc. as of June 30, 2007, in conformity with accounting principles generally accepted in the United States of America.



DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
August 10, 2007

PLANNED INVESTMENT CO., INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2007

ASSETS

Cash and cash equivalents	$ 133,972
Receivable from broker/dealers	87,594
Securities owned, at market or fair value	137,654
Office furniture and equipment (net of accumulated depreciation of $127,969)	16,463
Secured demand note receivable	50,000
Other assets	8,763
TOTAL ASSETS	$ 434,446

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Accounts payable, accrued expenses and other liabilities	$ 21,004
Commissions payable	35,715
Note payable	50,000
Subordinated liabilities	150,000
Total Liabilities	$ 256,719
SHAREHOLDERS' EQUITY	
Common stock, no par value; authorized 8,000 shares; issued and outstanding 5,500 shares	$ 17,897
Additional paid-in capital	3,577
Retained earnings	156,253
Total Shareholders' Equity	$ 177,727
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 434,446

The accompanying notes are an integral part of this financial statement.

PLANNED INVESTMENT CO., INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2007

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company was incorporated in the state of Indiana on September 26, 1969. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA), formerly known as the National Association of Securities Dealers, Inc. (NASD). The Company's principal business activity is the sale of securities.

Securities Transactions - Commission revenue and the related expense arising from securities transactions are recognized on a trade date basis.

Securities Owned - Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market value (or fair value) is included in income.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with a maturity date of less than 90 days when originally purchased by the Company and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Concentration of Risk - The Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Income Taxes - Deferred income taxes are provided when income and expenses, principally relating to the valuation of securities owned, are recognized in different years for financial and tax reporting purposes.

Office Furniture and Equipment - Depreciation is provided using the straight-line method over five and seven year periods.

PLANNED INVESTMENT CO., INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2007

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and
disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - RETIREMENT PLAN

The Company has a profit-sharing plan and a deferred compensation plan commonly referred to as a 401(k) Plan. Under the terms of the plan, employees become eligible on the first day of the month following the date they have completed one year of service (1000 hours in the plan year) and attain age 21. The Company may match employee contributions up to a determinable percentage of an employee's compensation and is permitted to make additional discretionary contributions. Company matching contributions to the 401(k) Plan for the year ended June 30, 2007 were $15,836. This amount is included in commissions, other compensation and related benefits on the statement of income. The Company made no discretionary contributions to the profit sharing plan for the year ended June 30, 2007.

NOTE 3 - SECURITIES OWNED

Securities owned consist entirely of securities registered under the Investment Company Act of 1940 at their stated market value of $137,654.

NOTE 4 - NET OPERATING LOSS CARRYFORWARD

The Company has yet unused a net operating loss carryforward for federal income tax purposes of $89,431 which expires on various dates beginning July 1, 2024.

PLANNED INVESTMENT CO., INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2007

NOTE 5 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The borrowings under subordination agreements at June 30, 2007, are as follows:

Subordinated Loans	
7% Due August 6, 2008	$ 100,000
Liabilities Pursuant to a Secured Demand Note Collateral Agreement:	
4% Expires March 1, 2008	$ 50,000
Total Subordinated Liabilities	$ 150,000

The subordinated borrowings are covered by agreements approved by the FINRA and are thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Both subordinated lenders are related parties of the Company.

NOTE 6 - NOTE PAYABLE

The note payable of $50,000 as of June 30, 2007, is covered by a promissory note dated November 10, 2005. It has a 4% stated rate of interest and no expiration date. A shareholder and officer of the Company is the lender. This note was repaid August 2, 2007.

NOTE 7 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2007 the Company's net capital and required net capital were $288,773 and $50,000 respectively. The ratio of aggregate indebtedness to net capital was 37%.

NOTE 8 - RELATED PARTY TRANSACTIONS

Through common ownership and management, the Company is affiliated with George B. Steel, Jr. and Associates, Inc., a life insurance agency. The two companies share office space and other administrative services. The Company was reimbursed $13,721 by George B. Steel, Jr. and Associates, Inc. for various operating expenses.

Through common ownership and management, the Company is also affiliated with Hoosier Trust Company, a State of Indiana chartered trust company. The Company earned $3,098 in advisor fees from accounts held at Hoosier Trust Company.

NOTE 9 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company's customers may enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded and over the counter options. These derivative financial instruments are used to meet the needs of customers and are subject to varying degrees of market and credit risk. Since the Company enters into the aforementioned transactions solely for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to these derivative and other off-balance sheet financial instruments, as mentioned hereafter.

In order to facilitate securities transactions, including the aforementioned transactions, on August 22, 2005, the Company entered into a new agreement with another broker/dealer (Clearing Broker/dealer) whereby that Clearing Broker/dealer will execute and clear securities transactions for the Company on a fully disclosed basis. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and

NOTE 9 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT - *(Continued)*

other charges of the Clearing Broker/Dealer. The Company has deposited $25,000 with the Clearing Broker/dealer to assure the Company's performance under the agreement and this amount is included in "Receivable from broker/dealers" on the statement of financial condition. The agreement also states that the Company may not have any similar agreements with other broker/dealers, except to accommodate transactions not covered by this agreement. The Clearing Broker/dealer may terminate the agreement by giving 30 days prior written notification and either party may terminate immediately with cause. If the Company terminates without cause during the first three years of the agreement, it will be subject to termination fees as follows: $25,000 in year one; $20,000 in year two; and $10,000 in year three. Other terms of the agreement put restrictions on one party hiring the other party's employee(s) without written consent of the other party. Additional provisions of the agreement state that the Company is to be held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

NOTE 10 - LEASE COMMITMENTS

The Company leases office space at two locations. One lease agreement expired on February 27, 2007 and currently runs on a month to month basis. The expense relating to this office space was $14,995 for the year ended June 30, 2007.

The Company's other office lease was originally do to expire March 31, 2008, but will actually terminate August 31, 2007. The expense relating to this office space was $88,134 for the year ended June 30, 2007. On August 13, 2007, the

NOTE 10 - LEASE COMMITMENTS - *(Continued)*

Company entered into a new agreement for office space effective September 1, 2007 and expires January 31, 2015. Minimum annual rentals under these noncancellable operating leases, exclusive of additional payments that may be required for certain increases in operating and maintenance costs, are as follows:

Year Ending June 30	
2008	$ 45,857
2009	69,937
2010	71,567
2011	73,196
2012	74,826
2013	76,455
2014	78,085
2015	46,104
Total	$ 536,027

END